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Exhibit 12.1

Alphabet Holding Company, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Fiscal year ended September 30,
(Dollars in thousands)	2013	2012	2011	2010	2009
	Successor			Predecessor
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income before provision for income taxes	$139,834	$234,783	$43,688	$329,292	$227,712
Less:
Interest capitalized	(3,219)	(1,349)	—	—	—
Add:
Fixed charges deducted from earnings (see below)	237,648	204,125	238,596	68,233	70,555

Earnings available to cover fixed charges	$374,263	$437,559	$282,284	$397,525	$298,267

FIXED CHARGES:
Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$194,499	$159,933	$195,566	$30,108	$34,754
Appropriate portion (1/3) of rentals representing interest	43,149	44,192	43,030	38,125	35,801

Fixed charges	$237,648	$204,125	$238,596	$68,233	$70,555

Ratio of Earnings to Fixed Charges	1.57	2.14	1.18	5.83	4.23

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, plus fixed charges. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of debt issuance costs and an estimate of the interest cost in rental expense. The computation of ratio of earnings to fixed charges does not include the interest component of our income tax liabilities related to uncertain tax positions connected with ongoing tax audits in various jurisdictions.

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  Exhibit 12.1
Alphabet Holding Company, Inc. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)